FOIA Confidential Treatment Requested by ConocoPhillips pursuant to 17 C.F.R. § 200.83

Pursuant to 17 C.F.R. § 200.83 (“Rule 83”), ConocoPhillips has requested confidential treatment under the Freedom of Information Act of portions of this letter. This letter omits confidential information included in the unredacted version of this letter that was delivered to the Division of Corporation Finance. The notes below denote such omissions.

September 12, 2016

Via EDGAR

Mr. Brad Skinner

Senior Assistant Chief Accountant

Office of Natural Resources

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ConocoPhillips
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 23, 2016
Form 8-K Filed July 28, 2016
File No. 1-32395

Dear Mr. Skinner:

Our responses to the comments raised in your letter dated August 26, 2016, are set forth below. The Staff’s comment is shown in bold followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2015

Notes to Consolidated Financial Statements

Oil and Gas Operations (Unaudited), page 139

Proved Undeveloped Reserves, page 150

1.	The disclosure relating to the changes in your proved undeveloped reserves indicates you added 360 million Boe of undeveloped reserves in 2015, “mainly” through extensions and discoveries from ongoing development progress.

Your disclosure should reconcile the overall change in the net quantities by separately identifying and quantifying each factor that contributed to a material change in your proved undeveloped reserves so that the change in net reserves between periods is fully explained. To

U.S. Securities and Exchange Commission

September 12, 2016

the extent that two or more factors contribute to a material change, indicate the net amount attributable to each factor. Please expand your disclosure to present the changes in net reserves accompanied by a narrative explanation relating to such factors as revisions of previous estimates, improved recovery, extensions and discoveries, acquisitions, divestitures and the amounts converted during 2015 from proved undeveloped to proved developed. See Item 1203(b) of Regulation S-K.

Response:

We believe that we have complied with the requirements of Item 1203(b) of Regulation S-K concerning the disclosure of material changes in proved undeveloped reserves that occurred during the year. Our addition of 360 million BOE of undeveloped reserves in 2015 consisted of the following contributing factors:

PUD Additions	MMBOE
Extensions and Discoveries	255
Revisions	66
Improved Recovery	39
Acquisitions	—
Divestitures	—

Total	360

With respect to revisions and improved recovery, no single property or group of properties contributed significantly to the total of these additions. In future filings, we will present changes in net reserves accompanied by a narrative description relating to each factor that contributed to a material change in proved undeveloped reserves.

2.	Explain to us how you have taken into consideration the significant reduction in anticipated capital expenditures for 2016 disclosed on pages 34 and 35 in adopting a development plan and schedule that results in the conversion of the proved undeveloped reserves attributable to each of the major development areas disclosed on page 150. As part of your response, please identify those projects which were deferred in your estimates at fiscal year-end 2015 to a later date indicating the prior and current dates to initiate and complete conversion of the proved undeveloped reserves attributable to each project. Refer to the definition of undeveloped reserves under Rule 4-10(a)(31)(ii) of Regulation S-K and the answer to Question 131.04 in the Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013.

Response:

The major development areas disclosed on page 150 are comprised of four oil sands projects in Canada and our ongoing development of the Eagle Ford area in the Lower 48. The reduction in anticipated capital expenditures for 2016 disclosed on pages 34 and 35 did not materially impact plans for development of the oil sands projects.

As described on Page 36 of the 2015 Form 10-K, by exercising capital flexibility we have slowed the pace of certain investments including our drilling program in the Eagle Ford area. This decision did not materially impact our reserves estimates for Eagle Ford at fiscal year-end 2015, but did impact the

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September 12, 2016

conversion timing of undeveloped reserves. However, all Eagle Ford proved undeveloped reserves are scheduled to be drilled within five years in our adopted development plan. As the Eagle Ford assets remain an active development area, we review and renew our development and appraisal plans periodically. We comply with the requirements of Rule 4-10(a)(31)(ii) of Regulation S-X by removing any undeveloped reserves that remain undeveloped after five years from initial disclosure, and also limit undeveloped reserves recognition to a five-year development window unless the specific circumstances justify a longer time.

3.	Please clarify for us the extent to which proved undeveloped reserves for the five major areas identified on page 150 are economically producible based on the prices as of December 31, 2015 specified under Rule 4-10(a)(22)(v) of Regulation S-X but would not be economically producible based on the actual market prices you received for crude oil/condensate, natural gas liquids, bitumen and natural gas beginning January 1, 2016. To the extent that your commitment to proceed with development is dependent upon your forecast of a future improvement in the January 1, 2016 prices, modify your disclosure to quantify the volumes involved and to discuss the important economic factors or significant uncertainties regarding your development plan and schedule and the proved undeveloped reserves attributable to the projects disclosed on page 150. Refer to the disclosure requirements pursuant to FASB ASC 932-235-50-10.

Response:

All of the proved undeveloped reserves for each of the five major areas identified on page 150 are economically producible based on historical 12-month first-of-month prices as of December 31, 2015 pursuant to Rule 4-10(a)(22)(v) of Regulation S-X. We periodically review capital investment decisions. In conjunction with this process, we consider whether any changes have occurred in facts or circumstances, including fundamental changes in the worldwide commodity price environment, that would necessitate a revision to major development plans and schedules. This review did not result in any material changes to reserves classified as proved undeveloped at December 31, 2015.

4.	Please clarify and quantify for us the extent to which any of the proved undeveloped reserves disclosed as of December 31, 2015 in the Eagle Ford area will not be developed within five years since your initial disclosure of these reserves. Provide an explanation of the circumstances that would justify a time period longer than five years to begin development of those reserves. Refer to definition of undeveloped reserves under Rule 4-10(a)(31)(ii) of Regulation S-K and the answer to Question 131.03 in the Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013.

Response:

[***] Rule 83 Confidential Treatment Request Made by ConocoPhillips;

Request Number 1

At December 31, 2015, approximately [***] of proved undeveloped reserves related to the Eagle Ford area, which represented [***] of total company proved undeveloped reserves, were not

U.S. Securities and Exchange Commission

September 12, 2016

scheduled to be developed within five years of their initial disclosure. As described in our response to Comment 2 above, however, all Eagle Ford proved undeveloped reserves are scheduled to be drilled within five years in our adopted development plan, and we remove any undeveloped reserves that remain undeveloped after five years since the initial disclosure of the reserves, unless the specific circumstances justify a longer time.

After considering the answer to Question 131.03 in the C&DIs, we concluded that continuing to recognize these [***] of Eagle Ford reserves as proved undeveloped reserves is appropriate. Historically, we have demonstrated a considerable focus on our development activities in the Eagle Ford area, and we continue to place emphasis on our significant ongoing development activities in the area as evidenced by our active drilling and completion programs. The Eagle Ford area consistently remains a top priority with respect to the internal allocation of our capital expenditures. It is the primary area in our portfolio to which management shifts available capital resources to maximize value. The amount of Eagle Ford proved undeveloped reserves that have the potential not to be developed within five years of their initial disclosure is immaterial and therefore did not warrant disclosure.

Form 8-K Filed July 28, 2016

Exhibit 99.1 Press Release

Reconciliation of Earnings to Adjusted Earnings

5.	We note that you present adjusted earnings / (loss) per share of common stock. Please note non-GAAP per share performance measures should be reconciled to GAAP earnings per share. Refer to Question 102.05 of the Non-GAAP Financial Measures Codification and Disclosure Interpretation.

Response:

We have updated the non-GAAP information on the company’s website to include reconciliations of adjusted earnings/(loss) per share to GAAP earnings per share. We will include similar reconciliations in the future on our website and in documents filed or furnished with the SEC when applicable. See http://www.conocophillips.com/investor-relations/company-reports/Documents/PDF/Non-GAAP_Measures.pdf.

U.S. Securities and Exchange Commission

September 12, 2016

6.	We note you disclose an annualized revenue amount within the “About ConocoPhillips” section of your exhibit and understand this is a composite metric representing both historical and future performance based on an assumption that revenues to be earned during the remainder of the year will equal revenues earned during the first half of the year. Regarding this measure, please tell us the consideration you have given to providing additional disclosure that addressed the following:

•	How the measure is calculated, including all material underlying assumptions;

•	Additional details for context, such as revenues for the first and second quarters of 2016, revenues for the corresponding interim periods of the prior year, or revenue for 2015;

•	Whether the annualized revenue amount represents your expectation for the 2016 fiscal year;

•	The extent to which you believe it is reasonably possible that your revenues for the year will differ materially from this measure; and,

•	Why you believe this provides useful information to investors.

Response:

We believe annualized revenues is a commonly used and well understood term. The annualized revenue amount within the “About ConocoPhillips” section of Exhibit 99.1 – Press release issued by ConocoPhillips on July 28, 2016 – is calculated as the second quarter 2016 year-to-date Sales and other operating revenues line on the Consolidated Income Statement multiplied by two. Sales and other operating revenues for the first and second quarters of 2016, for the corresponding interim periods of 2015, and for full year 2015 are presented in Exhibit 99.2 – Supplemental financial information – to the Form 8-K furnished on July 28, 2016. Therefore, presenting other revenue figures would be redundant.

The annualized revenue amount is presented in the “About ConocoPhillips” section along with metrics regarding country count, total assets, number of employees, production and proved reserves, all of which give investors a general indication of the company’s size. The annualized revenue amount is not intended to represent an expectation of revenue for the 2016 fiscal year. The designation as annualized signals to the reader this is forward-looking information subject to the same risks as other forward-looking statements. It is reasonably possible our revenues for the year will differ materially from this measure due to a variety of risks and other matters disclosed in the “Cautionary Statement for the Purposes of the ‘Safe Harbor’ Provisions of the Private Securities Litigation Reform Act of 1995” section of Exhibit 99.1.

We considered all of the above and do not believe additional disclosure is necessary.

U.S. Securities and Exchange Commission

September 12, 2016

In response to your request, I hereby acknowledge each of the following:

1.	The adequacy and accuracy of the disclosures in the above filing is ConocoPhillips’ responsibility.

2.	The Staff’s comments or the changes to disclosure we make in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the above filing.

3.	ConocoPhillips may not assert the Staff’s comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

An electronic version of this letter has been filed via EDGAR. In addition, we have provided courtesy copies by mail.

Very truly yours,

CONOCOPHILLIPS

/s/ Don E. Wallette, Jr.
Don E. Wallette, Jr.
Executive Vice President, Finance,
Commercial and Chief Financial Officer

cc:	Mr. John V. Faraci
Chairman of the Audit and Finance Committee
Mr. Ryan M. Lance
Chairman of the Board of Directors and Chief Executive Officer
Ms. Janet Langford Carrig, Esq.
Senior Vice President, Legal, General Counsel and Corporate Secretary
Ms. Glenda M. Schwarz
Vice President and Controller
Mr. Dale Nijoka
Ernst & Young LLP